MAIL STOP 3561
      June 15, 2005

Mr. Sandy Masselli
Chief Executive Officer
Total Luxury Group, Inc.
501 Fifth Avenue
Suite 2001
New York, NY  10017

      Re:	Total Luxury Group, Inc.
	Item 4.01 Form 8-K
      Filed June 8, 2005
	File No. 000-28497

Dear Mr. Masselli:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 8, 2005
1. Please amend to disclose the date the predecessor auditor resigned in accordance with Item 304(a)(1)(i) of Regulation S-B.
2. In your filing, it was disclosed that the predecessor auditor`s audit opinion for the years ended December 31, 2003 and 2002 "did not contain any adverse opinion or disclaimer of opinion, or modification as to uncertainty, audit scope, or accounting principles." Upon review of your Forms 10-KSB filed on April 14, 2004 and July 24, 2003, we noted the audit opinions for the years ended December 31, 2003 and 2002 were modified as to uncertainty. Please amend your Form 8-K to disclose this auditor opinion modification in accordance with Item 304(a)(1)(ii) of Regulation S-B.
3. Please amend your filing to include the engagement date of the new independent auditors in accordance with Item 304(a)(2) of Regulation
S-B.
4. Please amend to file an updated letter from Stephan Daimond, CA as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect his agreement or disagreement with any disclosures in the amended Form 8-K filing.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3390

							Sincerely,


							Brian K. Bhandari
							Staff Accountant
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Sandy Masselli
Total Luxury Group, Inc.
June 15, 2005
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